This filing relates to the proposed acquisition of IAA, Inc., a Delaware corporation (the “Company”), by Ritchie Bros. Auctioneers Incorporated, a company organized under the federal laws of Canada (“Parent”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of November 7, 2022, by and among the Company, Parent, Ritchie Bros. Holdings Inc., a Washington corporation and a direct and indirect wholly owned subsidiary of Parent (“US Holdings”), Impala Merger Sub I, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings, and Impala Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings.

Filed by Ritchie Bros. Auctioneers Incorporated pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: IAA, Inc.
Commission File No.: 001-38580

Date: January 26, 2023

RBA Ann Fandozzi Interview with Jim Cramer on CNBC’s Mad Money 1.25.23 Transcript

Jim Cramer – CNBC Mad Money – Host

Last month we introduced you to a new story, Ritchie Bros. Auctioneers, RBA. As a company that operates in a marketplace where its customers can buy or sell heavy equipment, trucks and other large assets. But just a few weeks before that interview, the stock had been hit hard after Ritchie Bos. announced the acquisition of IAA, which runs a marketplace for totaled, damaged and low value vehicles. Market didn’t seem to like the deal, but we thought management told a really good story on the show. Now it looks like we’re not alone in feeling that way. On Monday, Ritchie Bros. announced a deal with Starboard Value. It’s a very smart activist firm, we are very familiar with. It’s making a $500 million strategic investment in the business, receiving a bunch of preferred shares, also getting a board seat for their CEO Jeff Smith, whose work we’re familiar with and we like. Thanks to this capital raise, Ritchie Bros. amended the terms of its IAA acquisition, offering more cash, less stock, which Wall Street wanted to see. Along with a nice $1.08 per share special dividend for those who own Ritchie shares. At this point, the stock is only up a few bucks from our last interview but the underlying story to me seems to have gotten a lot better. So let’s take a close look with Ann Fandozzi. She’s the CEO of Ritchie Bros. Auctioneers, to learn more about the deal. Ms. Fandozzi, welcome back to the show.

Ann Fandozzi – Ritchie Bros.– Chief Executive Officer

Thank you so much, Jim. We’re thrilled to be here again.

Jim Cramer

Okay, so Ann let’s go over this. In the old deal, you gave people a mix of 22% cash and 78% stock. Now it’s going to be 29% cash and 71% stock. Why is this good for Ritchie Bros. and why is it good for the people on the other side?

Ann Fandozzi

Yeah, it’s a fantastic deal for all the shareholders involved. So, as we talked about last time, I have been spending an inordinate amount of time on the road meeting with shareholders. So what we heard from IAA shareholders was that they wanted more cash, and what we heard from Ritchie Bros. shareholders is, as they understood the transaction, and how very accretive it is for them, they said hey, can we get a little bit less dilution in the mix. And so, we were able to construct a framework where the IAA shareholders got an extra $2.80 of cash, again, less stock as you said, a small reduction in total purchase price and ability then for us to pay out to Ritchie Bros. shareholders $1.08 per share, which is very meaningful, four quarters of a special dividend. All while driving a higher accretion for Ritchie Bros. shareholders because, Starboard when they enter, that equity is going to be issued at a premium of $73.00 per share, a significant premium to where the stock is today. Not only is it a huge vote of confidence for where we're headed, but also much better for Ritchie Bros. shareholders in terms of accretion dilution.

Jim Cramer

Ok, now we're very knowledgeable about the things that Starboard has done and how well they've done in many cases. Did they just have a long history with you, or did this just develop?

Ann Fandozzi

It’s a kind of very interesting story. They were originally investors in KAR when IAA spun out, and so they know the IAA story well and the potential of that market and how very countercyclical that business is. I have personally known Starboard and Jeff for a very long time. I've been watching from the sidelines how very well they've done for shareholders and themselves. The day that we announced the IAA deal, I got a text from Jeff that said congratulations, we have been looking at IAA. What an incredible outcome for your shareholders. And then, the market reaction was far from that sentiment in the beginning, again, a lot of confusion about salvage cars, and what is it. And so, we kept the dialogue going. Jeff and his team had done an amazing amount of work, not only on IAA but the incredible potential of the combination, and they approached us with, hey, we think we could play a role and it could be very beneficial to all the shareholders in the meantime. And we agree.

Jim Cramer

Now Ann, I’ve got to tell you, I’ve looked into this too, and I think what’s interesting is when a car is totaled, a vehicle is totaled, the insurance company takes title, and they can deliver to who they want to. My understanding is that IAA has not done as well, for instance, as Copart with the insurance companies. Perhaps you're well – I know you got great relationships with the insurance companies – this could do very, very well and be more accretive than people realize.

Ann Fandozzi

We couldn't agree more, Jim. So it's an incredible marketplace, the salvage car marketplace. The insurance companies, as you said, make the determination, what they want is performance and trust in the management teams to deliver. We are confident we can drive both for them, and as you said, the company I ran before Ritchie Bros. was called ABRA Auto Body and Collision, our customers were these same insurance carriers, so they know this is a team they can trust to deliver.

Jim Cramer

Now you do get a better feel from some of the shareholders, I know some people just can never win, but from shareholders who were on the fence think this is a good one?

Ann Fandozzi

You know, it's actually been an incredible, incredible inbound interest. So first of all, when we started going on the road, I’m happy to report that we’ve had a significant number, three major shareholders enter the stock since we started telling the story. They will be three of the top ten, very excited about the potential this combination will bring, and then since on Monday we revealed for the first time not only the cost synergies, which are meaningful, but the revenue opportunities, the industrial logic we’ve put numbers on it, and they are, you know as I’ve said before, eclipsing of the cost synergies. We have spoken to our shareholders, and they are so excited about the revenue opportunities. Literally the only question I’ve been asked for the last two and a half days – how quickly can you bring these to be?

Jim Cramer

Well, I totally believe it, it makes a huge amount of sense, I know when I spoke with the Starboard people, they are very excited about it too. I want to thank Ann Fandozzi, she’s the CEO of Ritchie Bros. and a very exciting transaction. I’m so glad you came back on the show, good to see you.

Ann Fandozzi

Thank you so much.

Forward-Looking Statements

This communication contains information relating to a proposed business combination transaction between Ritchie Bros. Auctioneers Incorporated (“RBA”) and IAA, Inc. (“IAA”) in addition to information relating to the proposed investment into RBA by Starboard. This communication includes forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”). Forward-looking statements may include statements relating to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed IAA transaction, the anticipated impact of the proposed IAA transaction on the combined company’s business and future financial and operating results, the expected or estimated amount, achievability, sources, impact and timing of cost synergies and revenue, growth, operational enhancement, expansion and other value creation opportunities from the proposed IAA transaction, the expected debt, de-leveraging and capital allocation of the combined company, the anticipated closing date for the proposed IAA transaction, other aspects of RBA’s or IAA’s respective businesses, operations, financial condition or operating results and other statements that are not historical facts. There can be no assurance that the proposed IAA transaction will in fact be consummated. These forward-looking statements generally can be identified by phrases such as “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “goal,” “projects,” “contemplates,” “believes,” “predicts,” “potential,” “continue,” “foresees,” “forecasts,” “estimates,” “opportunity” or other words or phrases of similar import.

It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of RBA’s common shares or IAA’s common stock. Therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. While RBA’s and IAA’s management believe the assumptions underlying the forward-looking statements are reasonable, these forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the possibility that shareholders of RBA may not approve the issuance of new common shares of RBA in the transaction or that stockholders of IAA may not approve the adoption of the merger agreement; the risk that a condition to closing of the proposed IAA transaction may not be satisfied (or waived), that either party may terminate the merger agreement or that the closing of the proposed IAA transaction might be delayed or not occur at all; the anticipated tax treatment of the proposed IAA transaction; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed IAA transaction; the diversion of management time on transaction-related issues; the response of competitors to the proposed IAA transaction; the ultimate difficulty, timing, cost and results of integrating the operations of RBA and IAA; the effects of the business combination of RBA and IAA, including the combined company’s future financial condition, results of operations, strategy and plans; the failure (or delay) to receive the required regulatory approval of the transaction; the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the proposed IAA transaction; the effect of the announcement, pendency or consummation of the proposed IAA transaction on the trading price of RBA’s common shares or IAA’s common stock; the ability of RBA and/or IAA to retain and hire key personnel and employees; the significant costs associated with the proposed IAA transaction; the outcome of any legal proceedings that could be instituted against RBA, IAA and/or others relating to the proposed IAA transaction; restrictions during the pendency of the proposed IAA transaction that may impact the ability of RBA and/or IAA to pursue non-ordinary course transactions, including certain business opportunities or strategic transactions; the ability of the combined company to realize anticipated synergies in the amount, manner or timeframe expected or at all; the failure of the combined company to realize potential revenue, growth, operational enhancement, expansion or other value creation opportunities from the sources or in the amount, manner or timeframe expected or at all; the failure of the trading multiple of the combined company to normalize or re-rate and other fluctuations in such trading multiple; changes in capital markets and the ability of the combined company to finance operations in the manner expected or to de-lever in the timeframe expected; the failure of RBA or the combined company to meet financial and/or KPI targets; the failure to satisfy any of the conditions to closing of the Starboard investment in RBA; any legal impediment to the payment of the special dividend by RBA, including TSX consent to the dividend record date; legislative, regulatory and economic developments affecting the business of RBA and IAA; general economic and market developments and conditions; the evolving legal, regulatory and tax regimes under which RBA and IAA operates; unpredictability and severity of catastrophic events, including, but not limited to, pandemics, acts of terrorism or outbreak of war or hostilities, as well as RBA’s or IAA’s response to any of the aforementioned factors. These risks, as well as other risks related to the proposed IAA transaction, are included in the registration statement on Form S-4 and joint proxy statement/prospectus filed with the Securities and Exchange Commission (the “SEC”) and applicable Canadian securities regulatory authorities in connection with the proposed IAA transaction. While the list of factors presented here is, and the list of factors presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.

For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to RBA’s and IAA’s respective periodic reports and other filings with the SEC and/or applicable Canadian securities regulatory authorities, including the risk factors identified in RBA’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and IAA’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither RBA nor IAA undertakes any obligation to update any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Important Additional Information and Where to Find It

In connection with the proposed IAA transaction, RBA filed with the SEC and applicable Canadian securities regulatory authorities a registration statement on Form S-4 to register the common shares of RBA to be issued in connection with the proposed IAA transaction on December 14, 2022. The registration statement includes a joint proxy statement/prospectus which will be sent to the shareholders of RBA and stockholders of IAA seeking their approval of their respective transaction-related proposals. Each of RBA and IAA may also file other relevant documents with the SEC and/or applicable Canadian securities regulatory authorities regarding the proposed IAA transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that RBA or IAA may file with the SEC and/or applicable Canadian securities regulatory authorities. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC and applicable Canadian securities regulatory authorities IN CONNECTION WITH THE PROPOSED IAA TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT RBA, IAA AND THE PROPOSED IAA TRANSACTION.

Investors and security holders may obtain copies of these documents (when they are available) free of charge through the website maintained by the SEC at www.sec.gov, SEDAR at www.sedar.com or from RBA at its website, investor.ritchiebros.com, or from IAA at its website, investors.iaai.com. Documents filed with the SEC and applicable Canadian securities regulatory authorities by RBA (when they are available) will be available free of charge by accessing RBA’s website at investor.ritchiebros.com under the heading Financials/SEC Filings, or, alternatively, by directing a request by telephone or mail to RBA at 9500 Glenlyon Parkway, Burnaby, BC, V5J 0C6, Canada, and documents filed with the SEC by IAA (when they are available) will be available free of charge by accessing IAA’s website at investors.iaai.com or by contacting IAA’s Investor Relations at investors@iaai.com.

Participants in the Solicitation

RBA and IAA, certain of their respective directors and executive officers and other members of management and employees, and Jeffrey C. Smith, may be deemed to be participants in the solicitation of proxies from the stockholders of RBA and IAA in respect of the proposed IAA transaction under the rules of the SEC. Information about RBA’s directors and executive officers is available in RBA’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Shareholders, which was filed with the SEC and applicable Canadian securities regulatory authorities on March 15, 2022, and certain of its Current Reports on Form 8-K. Information about IAA’s directors and executive officers is available in IAA’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2022, and certain of its Current Reports on Form 8-K. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, including information with respect to Mr. Smith, are contained or will be contained in the joint proxy statement/prospectus and other relevant materials filed or to be filed with the SEC and applicable Canadian securities regulatory authorities regarding the proposed IAA transaction when they become available. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from RBA or IAA free of charge using the sources indicated above.